Exhibit 12.1

	Nine Months Ended March 31, 2015	Year Ended June 30,
		2014	2013	2012	2011
Pre-tax Income	21,204	(3,408)	17,984	11,106	(543)
Fixed charges
Interest Expense	263	1379	1186	1252	1634
Capitalized Interest	—	—	—	—	—
Amortization of Debt Discount Costs	9	1583	148	181	181

Total Fixed Charges	272	2962	1334	1433	1815
Earnings	21,476	(446)	19,318	12,539	1,272

Ratio of Earnings to Fixed Charges	78.96	— (1)	14.48	8.75	0.70	(1)

(1)	Earnings were insufficient to cover fixed charges in the amount of $3.4 million and $0.5 million for the fiscal years ended June 30, 2014 and June 30, 2011 respectively.